UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Derma Sciences, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
249827205
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	249827205

1	NAMES OF REPORTING PERSONS Galen Partners III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		3,513,486*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,513,486*

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,513,486*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Includes 114,184 shares issuable upon conversion of Series A Preferred Stock, 380,664 shares issuable upon conversion of Series B Preferred Stock, 565,547 shares issuable upon conversion of Series C Preferred Stock and 978,746 shares issuable upon conversion of Series D Preferred Stock.

Page 2 of 16 Pages

CUSIP No.	249827205

1	NAMES OF REPORTING PERSONS Galen Partners International III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		318,354*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		318,354*

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

318,354*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Includes 10,337 shares issuable upon conversion of Series A Preferred Stock, 34,456 shares issuable upon conversion of Series B Preferred Stock, 51,191 shares issuable upon conversion of Series C Preferred Stock and 88,593 shares issuable upon conversion of Series D Preferred Stock.

Page 3 of 16 Pages

CUSIP No.	249827205

1	NAMES OF REPORTING PERSONS Galen Employee Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		14,403*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,403*

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,403*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Includes 2,338 shares issuable upon conversion of Series A Preferred Stock, 1,559 shares issuable upon conversion of Series B Preferred Stock, 446 shares issuable upon conversion of Series C Preferred Stock and 4,007 shares issuable upon conversion of Series D Preferred Stock.

Page 4 of 16 Pages

CUSIP No.	249827205

1	NAMES OF REPORTING PERSONS Claudius, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		3,831,840*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,831,840*

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,831,840*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* The shares are held as follows: 3,513,486 by Galen Partners III, L.P. (114,184 of which are issuable upon conversion of Series A Preferred Stock, 380,664 of which are issuable upon conversion of Series B Preferred Stock, 565,547 of which are issuable upon conversion of Series C Preferred Stock and 978,746 of which are issuable upon conversion of Series D Preferred Stock) and 318,354 by Galen Partners International III, L.P. (10,337 of which are issuable upon conversion of Series A Preferred Stock, 34,456 of which are issuable upon conversion of Series B Preferred Stock, 51,191 of which are issuable upon conversion of Series C Preferred Stock and 88,593 of which are issuable upon conversion of Series D Preferred Stock). The Reporting Person is the direct general partner of Galen Partners III, L.P. and Galen Partners International III, L.P.

Pages 5 of 16 Pages

CUSIP No.	249827205

1	NAMES OF REPORTING PERSONS Wesson Enterprises, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		14,403*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,403*

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,403*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* The shares are held by Galen Employee Fund III, L.P. (2,338 of which are issuable upon conversion of Series A Preferred Stock, 1,559 of which are issuable upon conversion of Series B Preferred Stock, 446 of which are issuable upon conversion of Series C Preferred Stock and 4,007 of which are issuable upon conversion of Series D Preferred Stock). The Reporting Person is the direct general partner of Galen Employee Fund III, L.P.

Page 6 of 16 Pages

CUSIP No.	249827205

1	NAMES OF REPORTING PERSONS Galen Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		501,250*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		501,250*

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

501,250*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Includes 25,000 shares held by Bruce F. Wesson and 476,250 shares issuable upon exercise of options held by Bruce F. Wesson and Srini Conjeevaram, a former employee of Galen Management, L.L.C. (“Galen Management”) within 60 days of December 31, 2009. Galen Management may be deemed to have sole power to direct the voting and disposition of such shares pursuant to an arrangement between Galen Management and Messrs. Wesson and Conjeevara m.

Page 7 of 16 Pages

CUSIP No.	249827205

1	NAMES OF REPORTING PERSONS Bruce F. Wesson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		145,653*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,201,840**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		145,653*

WITH:	8	SHARED DISPOSITIVE POWER

4,201,840**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,347,493

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Includes 25,000 shares held by the Reporting Person, 106,250 shares issuable upon exercise of options held by the Reporting Person that are exercisable within 60 days of December 31, 2009 and 14,403 shares held by Galen Employee Fund III, L.P. (“Galen Employee III”) (2,338 of which are issuable upon conversion of Series A Preferred Stock, 1,559 of which are issuable upon conversion of Series B Preferred Stock, 446 of which are issuable upon conversion of Series C Preferred Stock and 4,007 of which are issuable upon conversion of Series D Preferred Stock). Wesson Enterprises, Inc. is the direct general partner of Galen Employee III. The Reporting Person is the sole shareholder of Wesson Enterprises, Inc. and may be deemed to have sole power to direct the voting and disposition of shares held by Galen Employee III.
** The shares are held as follows: 3,513,486 by Galen Partners III, L.P. (114,184 of which are issuable upon conversion of Series A Preferred Stock, 380,664 of which are issuable upon conversion of Series B Preferred Stock, 565,547 of which are issuable upon conversion of Series C Preferred Stock and 978,746 of which are issuable upon conversion of Series D Preferred Stock), 318,354 by Galen Partners International III, L.P. (10,337 of which are i ssuable upon conversion of Series A Preferred Stock, 34,456 of which are issuable upon conversion of Series B Preferred Stock, 51,191 of which are issuable upon conversion of Series C Preferred Stock and 88,593 of which are issuable upon conversion of Series D Preferred Stock) and 370,000 shares issuable upon the exercise of options held by Mr. Conjeevaram that are exercisable within 60 days of December 31, 2009, which may be deemed to be beneficially owned by Galen Management L.L.C. (“Galen Management ”). The Reporting Person is a member of Galen Management and may be deemed to have shared power to direct the voting and disposition of such shares pursuant to an arrangement between Galen Management and Mr. Conjeevaram.

Page 8 of 16 Pages

CUSIP No.	249827205

1	NAMES OF REPORTING PERSONS L. John Wilkerson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,333,090*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		4,333,090*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,333,090*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* The shares are held as follows: 3,513,486 by Galen Partners III, L.P. (114,184 of which are issuable upon conversion of Series A Preferred Stock, 380,664 of which are issuable upon conversion of Series B Preferred Stock, 565,547 of which are issuable upon conversion of Series C Preferred Stock and 978,746 of which are issuable upon conversion of Series D Preferred Stock), 318,354 by Galen Partners International III, L.P. (10,337 of which are is suable upon conversion of Series A Preferred Stock, 34,456 of which are issuable upon conversion of Series B Preferred Stock, 51,191 of which are issuable upon conversion of Series C Preferred Stock and 88,593 of which are issuable upon conversion of Series D Preferred Stock). Also includes 25,000 shares and 106,250 shares issuable upon exercise of options held by Mr. Wesson that are exercisable within 60 days of December 31, 2009 and 370,000 shares issuable upon the exercise of options held by Mr. Conjeevaram that are exercisable within 60 days of December 31, 2009. The shares held by Messrs. Wesson and Conjeevaram may be deemed to be beneficially owned by Galen Management L.L.C. (“Galen Management”). The Reporting Person is a member of Galen Management and may be deemed to have shared power to direct the voting and disposition of such shares pursuant to an arrangement between Galen Management and Messrs. Wesson and Conjeevaram.

Page 9 of 16 Pages

CUSIP No.	249827205
Item 1
(a)	Name of Issuer: Derma Sciences, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

214 Carnegie Center, Suite 300 Princeton, New Jersey 08540
Item 2
(a)	Name of Person Filing:

Galen Partners III, L.P. Galen Partners International III, L.P. Galen Employee Fund III, L.P. Claudius, L.L.C. Wesson Enterprises, Inc. Galen Management, L.L.C. Bruce F. Wesson L. John Wilkerson

(b)	Address of Principal Business Office or, if none, Residence:

c/o Galen Management, L.L.C. 680 Washington Boulevard Stamford, CT 06901

(c)	Citizenship:

All entities were organized in Delaware. The individuals are all United States citizens.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

249827205

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

CUSIP No.	249827205

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned:

Galen Partners III, L.P.	3,513,486	(1)
Galen Partners International III, L.P.	318,354	(2)
Galen Employee Fund III, L.P.	14,403	(3)
Claudius, L.L.C.	3,831,840	(4)
Wesson Enterprises, Inc.	14,403	(5)
Galen Management, L.L.C	501,250	(6)
Bruce F. Wesson	4,347,493	(7)(8)
L. John Wilkerson	4,333,090	(9)

Percent of Class:

Galen Partners III, L.P.	8.3%
Galen Partners International III, L.P.	0.8%
Galen Employee Fund III, L.P.	0.0%
Claudius, L.L.C.	9.0%
Wesson Enterprises, Inc.	0.0%
Galen Management, L.L.C.	1.2%
Bruce F. Wesson	10.1%
L. John Wilkerson	10.1%

Page 11 of 16 Pages

CUSIP No.	249827205
(b)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

Galen Partners III, L.P.	3,513,486	(1)
Galen Partners International III, L.P.	318,354	(2)
Galen Employee Fund III, L.P.	14,403	(3)
Claudius, L.L.C.	3,831,840	(4)
Wesson Enterprises, Inc.	14,403	(5)
Galen Management, L.L.C.	501,250	(6)
Bruce F. Wesson	145,653	(7)
L. John Wilkerson	0
(ii)	Shared power to vote or to direct the vote

Galen Partners III, L.P.	0
Galen Partners International III, L.P.	0
Galen Employee Fund III, L.P.	0
Claudius, L.L.C.	0
Wesson Enterprises, Inc.	0
Galen Management, L.L.C.	0
Bruce F. Wesson	4,201,840	(8)
L. John Wilkerson	4,333,090	(9)

Page 12 of 16 Pages

CUSIP No.	249827205
(iii)	Sole power to dispose or to direct the disposition of

Galen Partners III, L.P.	3,513,486	(1)
Galen Partners International III, L.P.	318,354	(2)
Galen Employee Fund III, L.P.	14,403	(3)
Claudius, L.L.C.	3,831,840	(4)
Wesson Enterprises, Inc.	14,403	(5)
Galen Management, L.L.C.	501,250	(6)
Bruce F. Wesson	145,653	(7)
L. John Wilkerson	0
(iv)	Shared power to dispose or to direct the disposition of

Galen Partners III, L.P.	0
Galen Partners International III, L.P.	0
Galen Employee Fund III, L.P.	0
Claudius, L.L.C.	0
Wesson Enterprises, Inc.	0
Galen Management, L.L.C.	0
Bruce F. Wesson	4,201,840	(8)
L. John Wilkerson	4,333,090	(9)

(1)
Includes 114,184 shares issuable upon conversion of Series A Preferred Stock, 380,664 shares issuable upon conversion of Series B Preferred Stock, 565,547 shares issuable upon conversion of Series C Preferred Stock and 978,746 shares issuable upon conversion of Series D Preferred Stock.

(2)
Includes 10,337 shares issuable upon conversion of Series A Preferred Stock, 34,456 shares issuable upon conversion of Series B Preferred Stock, 51,191 shares issuable upon conversion of Series C Preferred Stock and 88,593 shares issuable upon conversion of Series D Preferred Stock.

(3)
Includes 2,338 shares issuable upon conversion of Series A Preferred Stock, 1,559 shares issuable upon conversion of Series B Preferred Stock, 446 shares issuable upon conversion of Series C Preferred Stock and 4,007 shares issuable upon conversion of Series D Preferred Stock.

(4)
The shares are held as follows: 3,513,486 by Galen Partners III, L.P. (“Galen III”) (114,184 of which are issuable upon conversion of Series A Preferred Stock, 380,664 of which are issuable upon conversion of Series B Preferred Stock, 565,547 of which are issuable upon conversion of Series C Preferred Stock and 978,746 of which are issuable upon conversion of Series D Preferred Stock) and 318,354 by Galen Partners International III, L.P. (“Galen International III”) (10,337 of which are issuable upon conversion of Series A Preferred Stock, 34,456 of which are issuable upon conversion of Series B Preferred Stock, 51,191 of which are issuable upon conversion of Series C Preferred Stock and 88,593 of which are issuable upon conversion of Series D Preferred Stock). The Reporting Person is the direct general partner of Galen III and Galen International III.

(5)
The shares are held by Galen Employee Fund III, L.P. (“Galen Employee III”) (2,338 of which are issuable upon conversion of Series A Preferred Stock, 1,559 of which are issuable upon conversion of Series B Preferred Stock, 446 of which are issuable upon conversion of Series C Preferred Stock and 4,007 of which are issuable upon conversion of Series D Preferred Stock). The Reporting Person is the direct general partner of Galen Employee III.

(6)
Includes 25,000 shares held by Bruce F. Wesson and 476,250 shares issuable upon exercise of options held by Bruce F. Wesson and Srini Conjeevaram, a former employee of Galen Management, L.L.C. (“Galen Management”) within 60 days of December 31, 2009. Galen Management may be deemed to have sole power to direct the voting and disposition of such shares pursuant to an arrangement between Galen Management and Messrs. Wesson and Conjeevaram.

(7)
Includes 25,000 shares held by the Reporting Person, 106,250 shares issuable upon exercise of options held by the Reporting Person that are exercisable within 60 days of December 31, 2009 and 14,403 shares held by Galen Employee III (2,338 of which are issuable upon conversion of Series A Preferred Stock, 1,559 of which are issuable upon conversion of Series B Preferred Stock, 446 of which are issuable upon conversion of Series C Preferred Stock and 4,007 of which are issuable upon conversion of Series D Preferred Stock). Wesson Enterprises, Inc. is the direct general partner of Galen Employee III. The Reporting Person is the sole shareholder of Wesson Enterprises, Inc. and may be deemed to have sole power to direct the voting and disposition of shares held by Galen Employee III.

(8)
The shares are held as follows: 3,513,486 by Galen III (114,184 of which are issuable upon conversion of Series A Preferred Stock, 380,664 of which are issuable upon conversion of Series B Preferred Stock, 565,547 of which are issuable upon conversion of Series C Preferred Stock and 978,746 of which are issuable upon conversion of Series D Preferred Stock), 318,354 by Galen International III (10,337 of which are issuable upon conversion of Series A Preferred Stock, 34,456 of which are issuable upon conversion of Series B Preferred Stock, 51,191 of which are issuable upon conversion of Series C Preferred Stock and 88,593 of which are issuable upon conversion of Series D Preferred Stock) and 370,000 shares issuable upon the exercise of options held by Mr. Conjeevaram that are exercisable within 60 days of December 31, 2009, which may be deemed to be beneficially owned by Galen Management. The Reporting Person is a member of Galen Management and may be deemed to have shared power to direct the voting and disposition of such shares pursuant to an arrangement between Galen Management and Mr. Conjeevaram.

(9)
The shares are held as follows: 3,513,486 by Galen III (114,184 of which are issuable upon conversion of Series A Preferred Stock, 380,664 of which are issuable upon conversion of Series B Preferred Stock, 565,547 of which are issuable upon conversion of Series C Preferred Stock and 978,746 of which are issuable upon conversion of Series D Preferred Stock), 318,354 by Galen International III (10,337 of which are issuable upon conversion of Series A Preferred Stock, 34,456 of which are issuable upon conversion of Series B Preferred Stock, 51,191 of which are issuable upon conversion of Series C Preferred Stock and 88,593 of which are issuable upon conversion of Series D Preferred Stock). Also includes 25,000 shares and 106,250 shares issuable upon exercise of options held by Mr. Wesson that are exercisable within 60 days of December 31, 2009 and 370,000 shares issuable upon the exercise of options held by Mr. Conjeevaram that are exercisable within 60 days of December 31, 2009. The shares held by Messrs. Wesson and Conjeevaram may be deemed to be beneficially owned by Galen Management. The Reporting Person is a member of Galen Management and may be deemed to have shared power to direct the voting and disposition of such shares pursuant to an arrangement between Galen Management and Messrs. Wesson and Conjeevaram.

Page 13 of 16 Pages

CUSIP No.	249827205

Item 5.	Ownership of 5 Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.
Not Applicable

Item 5.	Ownership of More than 5 Percent on Behalf of Another Person
Not Applicable

Item 6.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 7.	Identification and Classification of Members of the Group
Not Applicable

Item 8.	Notice of Dissolution of a Group
Not Applicable

Item 9.	Certification
Not Applicable

[SIGNATURE]
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 12, 2010

GALEN PARTNERS III, L.P.			GALEN PARTNERS INTERNATIONAL III, L.P.

By:	Claudius, L.L.C., its General Partner		By:	Claudius, L.L.C., its General Partner

By:	/s/ Bruce F. Wesson		By:	/s/ Bruce F. Wesson

	Name:	Bruce F. Wesson		Name:	Bruce F. Wesson
	Title:	Member		Title:	Member

GALEN EMPLOYEE FUND III, L.P.			GALEN MANAGEMENT, L.L.C.

By:	Wesson Enterprises, Inc., its General Partner

By:	/s/ Bruce F. Wesson		By:	/s/ Bruce F. Wesson

	Name:	Bruce F. Wesson		Name:	Bruce F. Wesson
	Title:	Sole Shareholder		Title:	Member

CLAUDIUS, L.L.C.			WESSON ENTERPRISES, INC.

By:	/s/ Bruce F. Wesson		By:	/s/ Bruce F. Wesson

	Name:	Bruce F. Wesson		Name:	Bruce F. Wesson
	Title:	Member		Title:	Sole Shareholder

By:	/s/ Bruce F. Wesson		By:	/s/ L. John Wilkerson

	Name:	Bruce F. Wesson		Name:	L. John Wilkerson
EXHIBITS
A:	Joint Filing Agreement

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of MedAssets, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.
In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 12th day of February, 2010.

GALEN PARTNERS III, L.P.			GALEN PARTNERS INTERNATIONAL III, L.P.

By:	Claudius, L.L.C., its General Partner		By:	Claudius, L.L.C., its General Partner

By:	/s/ Bruce F. Wesson		By:	/s/ Bruce F. Wesson

	Name:	Bruce F. Wesson		Name:	Bruce F. Wesson
	Title:	Member		Title:	Member

GALEN EMPLOYEE FUND III, L.P.			GALEN MANAGEMENT, L.L.C.

By:	Wesson Enterprises, Inc., its General Partner

By:	/s/ Bruce F. Wesson		By:	/s/ Bruce F. Wesson

	Name:	Bruce F. Wesson		Name:	Bruce F. Wesson
	Title:	Sole Shareholder		Title:	Member

CLAUDIUS, L.L.C.			WESSON ENTERPRISES, INC.

By:	/s/ Bruce F. Wesson		By:	/s/ Bruce F. Wesson

	Name:	Bruce F. Wesson		Name:	Bruce F. Wesson
	Title:	Member		Title:	Sole Shareholder

By:	/s/ Bruce F. Wesson		By:	/s/ L. John Wilkerson

	Name:	Bruce F. Wesson		Name:	L. John Wilkerson